UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. __)*

Metals Acquisition Limited
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G60409110
(CUSIP Number)

Nicholas John Edward Talintyre
Glencore Operations Australia Pty Limited
Level 44, Gateway, 1 Macquarie Place
Sydney, NSW 2000
+61 2 8247 6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60409110	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount of Ordinary Shares directly held by Glencore Operations Australia Pty Limited, which is a wholly-owned indirect subsidiary of Glencore plc. See Item 2 and Item 5.

(2) See Item 5.

CUSIP No. G60409110	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents the amount of Ordinary Shares directly held by Glencore Operations Australia Pty Limited, which is a wholly-owned indirect subsidiary of Glencore International AG. See Item 2 and Item 5.

(2) See Item 5.

CUSIP No. G60409110	SCHEDULE

1	NAMES OF REPORTING PERSONS
Glencore Operations Australia Pty Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents the number of Ordinary Shares of the Issuer issued to Glencore Operations Australia Pty Limited on the Closing Date (as defined in this Schedule 13D) in connection with the transactions contemplated by the Share Sale Agreement (as defined in this Schedule 13D). See Item 3.

(2) See Item 5.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Metals Acquisition Limited, a corporation incorporated under the laws of Jersey, Channel Islands (the “Issuer”). The principal executive office of the Issuer is located at 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (a) Glencore plc, (b) Glencore International AG (“GIAG”) and (c) Glencore Operations Australia Pty Limited (together, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey, Channel Islands. GIAG is a company organized under the laws of Switzerland. Glencore Operations Australia Pty Limited is a company organized under the laws of Australia. Glencore Operations Australia Pty Limited is an indirect wholly-owned subsidiary of GIAG and indirect wholly-owned subsidiary of Glencore plc. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Glencore plc, together with its subsidiaries, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals, minerals and energy products. Glencore plc’s ordinary shares are listed on the London Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of GIAG, which is the indirect parent company of Glencore Operations Australia Pty Limited.

The address of the principal business and office of Glencore Operations Australia Pty Limited is Level 44, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.

The address of the principal business and office of GIAG is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The address of the principal business and office of Glencore plc is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”), which Schedule I is incorporated herein by reference.

Other than as set out in Schedule II hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons were acquired by Glencore Operations Australia Pty Limited in connection with the business combination completed on June 15, 2023 (the “Closing Date”) as contemplated by that certain Share Sale Agreement, dated March 17, 2022, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, as further amended by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, and as further amended by the CMPL Share Sale Agreement Side Letter, dated as of June 2, 2023 (as may be amended, supplemented, or otherwise modified from time to time, the “Share Sale Agreement”), by and among the Issuer, Metals Acquisition Corp, a Cayman Island exempted company (“MAC”), Metals Acquisition Corp. (Australia) Pty Ltd, an Australian private company and Glencore Operations Australia Pty Limited.

On June 15, 2023, pursuant to the Share Sale Agreement, Glencore Operations Australia Pty Limited was issued 10,000,000 Ordinary Shares as part of the consideration received for the sale of its entire equity interest in Cobar Management Pty. Limited (“CMPL”), a wholly-owned subsidiary of Glencore Operations Australia Pty Limited. As part of the transaction, the Glencore group also received the following:

•
Pursuant to an offtake agreement by and among the Issuer, CMPL and GIAG (the “Offtake Agreement”) dated as of the Closing Date, among other things, CMPL is committed to selling all copper concentrate produced by CMPL that is derived from minerals within its mining tenements, produced by the operations of the Cornish, Scottish and Australian mine  (the “CSA Mine”) or produced or derived from any ore, minerals or concentrates which are inputted to and/or processed through the plant (including any ore, minerals or concentrate produced or derived from any mining lease that is not its mining tenements) or as further set out in the Offtake Agreement to GIAG (collectively, the “Material”), and GIAG is committed to buying all Material, being all material and minerals in the form of copper concentrate produced from or processed at the CSA Mine and specified exploration licenses held by CMPL.

•
Furthermore, pursuant to a royalty deed by and among the Issuer, Glencore Operations Australia Pty Limited and CMPL (the “Royalty Deed”), among other things, CMPL is required, on a quarterly basis to pay to Glencore Operations Australia Pty Limited a royalty equal to 1.5% of Net Smelter Returns (as defined in the Royalty Deed) and has granted security interests created as a result of the Royalty Deed. Net Smelter Returns are equal to the gross revenue minus permitted deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area (as defined in the Royalty Deed).

Item 4.	Purpose of the Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes, subject to the following.

The Reporting Persons intend to continually evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.  As part of such evaluations, the Reporting Persons expect to seek the views of, hold discussions with, and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs.  Depending on the results of such evaluations, the Reporting Persons may at any time and from time to time (a) purchase, receive in a distribution or other transfer or otherwise acquire Ordinary Shares, other securities of the Issuer or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), (b) sell, transfer, distribute or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise (including entering into derivative transactions to hedge market risk), and (c) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer (the “Issuer Board”), other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to certain exceptions, limitations and applicable law, pursuant to the Share Sale Agreement, Glencore Operations Australia Pty Limited is entitled to nominate one individual to the Issuer Board for every 10% of Ordinary Shares that Glencore Operations Australia Pty Limited beneficially owns in the Issuer. Glencore Operations Australia Pty Limited has notified Issuer that it will nominate both Matthew Rowlinson and John Burton to serve as the Glencore Operations Australia Pty Limited nominees on the Issuer Board and, once appointed, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as directors of the Issuer. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of June 22, 2023, are incorporated herein by reference. As of June 22, 2023, the Reporting Persons beneficially owned an aggregate of 10,000,000 Ordinary Shares, which represents approximately 20.7% of the outstanding Ordinary Shares.  This percentage was calculated based on 48,409,448 Ordinary Shares outstanding as of June 22, 2023 (as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on June 22, 2023).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in any Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

A&R Registration Rights Agreement

On the Closing Date, the Issuer entered into an amended and restated registration rights agreement with Glencore Operations Australia Pty Limited and certain other holders, which agreement provides Glencore Operations Australia Pty Limited with customary “demand” and “piggy-back” registration rights with respect to the 10,000,000 Ordinary Shares it holds.

The foregoing description of the Registration Rights Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 22, 2023, among the Reporting Persons.

99.2
Amended and Restated Registration Rights Agreement, dated June 15, 2023, by and among Metals Acquisition Limited, Glencore Operations Australia Pty Limited and certain other holders (incorporated by reference to Exhibit 4.15 to the Form 20-F filed by the Issuer on June 22, 2023).

99.3
Share Sale Agreement, dated March 17, 2022, by and among Metals Acquisition Corp, Metals Acquisition Corp. (Australia) Pty Ltd and Glencore Operations Australia Pty Limited (incorporated by reference to Exhibit 2.1 to the Form F-4/A filed by the Issuer on May 9, 2023).

99.4
Deed of Consent and Covenant, dated as of November 22, 2022, by and among Metals Acquisition Limited, Metals Acquisition Corp, Metals Acquisition Corp. (Australia) Pty Ltd and Glencore Operations Australia Pty Limited (incorporated by reference to Exhibit 2.2 to the Form F-4/A filed by the Issuer May 9, 2023).

99.5
CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, by and among Metals Acquisition Limited, Metals Acquisition Corp, Metals Acquisition Corp. (Australia) Pty Ltd and Glencore Operations Australia Pty Limited (incorporated by reference to Exhibit 2.3 to the Form F-4/A filed by the Issuer on May 9, 2023).

99.6
CMPL Share Sale Agreement Side Letter, dated as of June 2, 2023, by and among Metals Acquisition Limited, Metals Acquisition Corp, Metals Acquisition Corp. (Australia) Pty Ltd and Glencore Operations Australia Pty Limited (incorporated by reference to Exhibit 4.6 to the Form F-20 filed by the Issuer on June 22, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2023

GLENCORE PLC

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

GLENCORE INTERNATIONAL AG

	By:	/s/John Burton
	Name:	John Burton
	Title:	Director

	By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

GLENCORE OPERATIONS AUSTRALIA PTY LIMITED

	By:	/s/ Nicholas Talintyre
	Name:	Nicholas Talintyre
	Title:	Director

	By:	/s/ Jay Jools
	Name:	Jay Jools
	Title:	Director

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, GIAG and Glencore Operations Australia Pty Limited. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Ordinary Shares.

Directors of Glencore plc:
Name	Principal Occupation	Business Address	Citizenship

Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Kalidas Madhavpeddi	Non-Executive Chairman	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
Peter Coates	Non-Executive Director	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia	Australia
David Wormsley	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Martin Gilbert	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Cynthia Carroll	Non-Executive Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
Gill Marcus	Non-Executive Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	South Africa

Directors of Glencore plc:

Name	Principal Occupation	Business Address	Citizenship

Liz Hewitt	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom

Executive Officers of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia and South Africa
John Burton	Company Secretary	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore International AG:
Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia and South Africa
John Burton	Company Secretary	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore Operations Australia Pty Limited: Name	Principal Occupation	Business Address	Citizenship
Nicholas John Edward Talintyre	Director	c/o Glencore Australia Holdings Pty Limited Level 44, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia	Australia
Jay Fraser Jools	Director	c/o Glencore Australia Holdings Pty Limited Level 44, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia	Australia
Matthew Douglas Conroy	Secretary	c/o Glencore Australia Holdings Pty Limited Level 44, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia	Australia
Rosemary Victoria Summers	Secretary	c/o Glencore Australia Holdings Pty Limited Level 44, Gateway, 1 Macquarie Place, Sydney, NSW, 2000, Australia	Australia

SCHEDULE II

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), a wholly-owned subsidiary of Glencore plc agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with U.K. authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore Ltd., a wholly-owned subsidiary of Glencore plc, agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain U.S. fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore Ltd.’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore Ltd. and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain U.S. fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the U.K. Bribery Act 2010. On November 3, 2022, Glencore Energy UK was sentenced to pay £280,965,092.95 in penalties and costs.